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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10028895

**ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III**

SEC Mail Processing
Section

FFR 2 5 2010

Washington, DC

SEC FILE NUMBER
8-65620

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2009___ AND ENDING ___12/31/2009___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlas One Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Biscayne Boulevard, Suite 4400
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jorge Kalb   (305) 960-1902
                                                                               (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
                              (Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

**Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number**

OATH OR AFFIRMATION

I, _____Jorge Kalb_____ _____, _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Atlas One Financial Group, LLC_____, as of _____December 31_____, 20 _09_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions _____

_____

```
┌─────────────────────────────────┐
│         MARC MENDEZ              │
│  Notary Public - State of Florida│
│  My Comm. Expires May 16, 2010   │
│    Commission # DD 553167        │
└─────────────────────────────────┘
```

(Notary Public)

(Signature)

MANAGING MEMBER
(Title)

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

ATLAS ONE FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009



KAUFMAN
ROSSIN&
CO. PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

ATLAS ONE FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009



KAUFMAN
ROSSIN &
CO. PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

C O N T E N T S

INDEPENDENT AUDITORS' REPORT

Atlas One Financial Group, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Atlas One Financial Group, LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Atlas One Financial Group, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Miami, Florida
February 22, 2010

KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS



Praxity™
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

ATLAS ONE FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS (NOTE 3)	$	3,674,808
DEPOSIT AT BROKER (NOTE 3)		100,000
OTHER ASSETS		358,519
	$	4,133,327

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (NOTE 5)	$	1,756,779
COMMITMENTS AND CONTINGENCIES (NOTE 5)		
MEMBER'S EQUITY		2,376,548
	$	4,133,327

See accompanying notes.

2

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Atlas One Financial Group, LLC (the Company), a wholly owned subsidiary of Atlas Wealth Holdings Corporation (the Member), was organized in July 2002 and on April 29, 2003 received authorization from the Financial Industry Regulatory Authority (FINRA), to operate as a registered broker-dealer. The Company acts in a principal capacity, buying and selling for its own account and trading with customers and other dealers, and in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Valuation of Investments in Securities Fair Value - Definition and Hierarchy

Fair value is the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy is employed to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes.

The hierarchy is summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

As of December 31, 2009, the Company does not own any securities.

Securities Transactions

Securities transactions are reported on a trade date basis.

Interest is recognized on an accrual basis.

Income Taxes

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. The Company's Member is responsible for the payment of income taxes. The Company is charged for its allocable portion of income taxes by the Member which is computed on a separate return basis. As of December 31, 2009, the Company has net operating loss carryforwards for income tax purposes of approximately $2,000,000 available for application against future related party income tax charges. Net operating loss carryforwards expire in 2029.

The Company records deferred taxes based on temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Commencing for 2009, the Company adopted *"Accounting for Uncertainties in Income Taxes"* as prescribed by the *Accounting Standards Codification*, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Adoption had no effect on the Company's financial statements.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2009, the Company's "Net Capital" was $2,015,158 which exceeded requirements by $1,879,953. The ratio of "Aggregate Indebtedness" to "Net Capital" was 1.01 to 1 at December 31, 2009.

NOTE 3.   RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by four different brokerage firms. Three of these firms' principal offices are in the United States of America and one is in the United Kingdom. At December 31, 2009, approximately $3,122,000 of cash and equivalents and the deposit at broker as reflected in the accompanying statement of financial condition, is due from and held by one of these brokers.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 3. RISK CONCENTRATIONS (Continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from its Member. In this regard, the Member incurs operating expenses and provides facilities for the Company in consideration of a management fee.

NOTE 5. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company entered into a lease agreement in October 2008 for an office facility under a non-cancelable operating lease, expiring October 2013. Monthly payments, including sales tax, are $46,947. The operating lease also requires the Company to pay for common area and maintenance charges.

In May 2009, the Company leased office facilities under a non-cancelable operating lease, expiring May 2011. Monthly payments, including sales tax, are $18,957. The operating lease also requires the Company to pay for real estate taxes, common area and maintenance charges.

NOTE 5. COMMITMENTS AND CONTINGENCIES (Continued)

The approximate future minimum rentals under these leases for the years subsequent to December 31, 2009 are as follows:

2010	$	790,000
2011		658,000
2012		563,000
2013		423,000
	$	2,434,000

Settlements and Awards

In connection with a breach of contract matter filed by a former employee before FINRA, the former employee was awarded and the Company incurred $800,000 in settlement and award expenses, all of which is unpaid at year-end and is included in accounts payable and accrued liabilities in the accompanying statement of financial condition. In October 2009, the Company filed a motion to vacate and modify the award. The outcome of this motion cannot be determined at this time. In addition, the Company entered into a settlement and release agreement with a former private banking client in January 2010. In connection with the agreement, the Company incurred $193,000 in settlement and award expenses, all of which was accrued as of December 31, 2009 and is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

Litigation Matters

The Company has been named in various legal proceedings arising in the ordinary course of business. These matters, filed by former private banking clients, allege that the Company breached its fiduciary duties and negligently managed the claimants' accounts through unsuitable investments. The claimants are seeking alleged damages, plus interest, costs and punitive damages. The Company intends to vigorously contest these claims. The Company maintains insurance covering certain of these matters and has notified its insurance carriers. In the opinion of management, based on a review with legal counsel, the ultimate outcome, as well as the extent of the Company's liability, if any, cannot be determined. Unfavorable outcomes to one or more claims may have a material adverse effect upon the Company's financial position and results of operations.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2010 , which is the date the accompanying financial statement was issued.

KAUFMAN
ROSSIN
CO. PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS



Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com

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